EXHIBIT 12.01

EASTMAN CHEMICAL COMPANY AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

	First Quarter

(Dollars in millions)	2003		2002

Earnings before income taxes and cumulative effect of changes in accounting principle	$29		$33
Add:
Interest expense	32		31
Appropriate portion of rental expense(1)	7		7
Amortization of capitalized interest	1		3

Earnings as adjusted	$69		$74

Fixed charges:
Interest expense	$32		$31
Appropriate portion of rental expense(1)	7		7
Capitalized interest	1		1

Total fixed charges	$40		$39

Ratio of earnings to fixed charges	1.7	x	1.9	x

(1)	For all periods presented, the interest component of rental expense is estimated to equal one-third of such expense.

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